Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, NKGen Biotech, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of NKGen Biotech, Inc.
effective at the opening of the trading session on July 28, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(b)(2)(A) and 5250(c)(1).
The Company was notified of the Staff determination on September 10, 2024. On September 17, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On October 31, 2024, the hearing was held. On November 19, 2024, the Panel reached a decision and a Decision letter was issued on November 20, 2024.
On November 20, 2024, Staff issued an Additional
Staff Delist Determination
Letter notifying the company that there was an additional delinquency pursuant to Listing Rule 5250(c)(1).
On January 17, 2025, the Company requested an extension so that it could meet the milestones to cure its violations of the Exchange's Listing
Rules. the Panel reached a decision and decided to suspend the Company from the Exchange.
A decision modification was issued
on January 29, 2025 that set forth the new milestones that the Company must meet should it wish to remain trading its securities on the Exchange.
The Company was unable to meet the Panel's terms noted in their decision modification dated January 29, 2025. The Company securities were suspended on March 5, 2025. The Staff determination to delist the Company securities became final on April 17, 2025.